+1 212 450 4000 davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

September 16, 2025

Re:	Global Health Solutions, Inc. Registration Statement on Form S-1 CIK No. 0002023016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Vanessa Robertson Sasha Parikh Lauren Sprague Hamill Alan Campbell

Ladies and Gentlemen:

On behalf of our client, Global Health Solutions, Inc., dba Turn Therapeutics (the “Company” or “Turn”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 filed on September 2, 2025 (the “Registration Statement”) contained in the Staff’s letter dated September 11, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly filing an amended Registration Statement on Form S-1 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Registration Statement on Form S-1

Competitive Strengths, page 7

1.	Please revise the text beneath the "Intellectual Property Protecting Core Technology and Product Candidates" heading to briefly summarize your revised risk factor disclosure on page 37 indicating that it is possible that a patent with overlapping claims with respect to the Hexagen formula could issue to a third party and to briefly discuss potential consequences. Please similarly revise the "Intellectual Property" subsection of your Business section to discuss this possibility and to disclose the type of patent that could be issued, as well as the subject matter covered by the pending patent application. Also discuss the reason(s), if any, that the U.S. Court of Appeals provided in support of its decision resulting in Mr. Selner's retention of the patent application.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 8 and 76 of the Amended Registration Statement.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Management's Discussion and Analysis of Financial Condition and Results of Operations Results

Six Months ended June 30, 2025 Compared to Six Months ended June 30, 2024, page 65

2.	Please revise your disclosure to break out research and development expenses incurred in the periods presented between the clinical trial program related to Hexagen’s purported eczema effects and your vaccine candidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Amended Registration Statement.

Sale Price History of Our Capital Stock, page 119

3.	We note your response to prior comment 11. We further note that your disclosure indicates that you have offered shares pursuant to Regulation A, Regulation D and Regulation CF within the prior two fiscal years. Please revise to disclose the transaction history of your common stock in fiscal 2023, fiscal 2024 and applicable interim periods in fiscal 2025. In your revisions, please disclose the number of shares sold and the applicable share price.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Amended Registration Statement.

Please do not hesitate to contact me at (212) 450-4715 or stephen.byeff@davispolk.com or Michael Kaplan at (212) 450-4111 or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Stephen A. Byeff

cc:	Bradley Burnam

Global Health Solutions, Inc.

September 16, 2025	2